Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

THE FOLLOWING INFORMATION WAS DRAFTED BY C&J AND WAS INCLUDED IN AN EMAIL SENT TO ALL C&J EMPLOYEES ON NOVEMBER 25, 2014.

From Josh Comstock

Dear C&J Energy Services Employees,

Today and in the coming weeks, you may read or hear things in the media related to C&J Energy Services’ pending transaction with Nabors to acquire their completion and production services business. I want to take this opportunity to speak directly to you and clear up any misinterpretations that may arise. Be assured that we remain wholly committed to this transaction and focused on closing as soon as possible. Even with the pending litigation and SEC review process, we believe we are on track to complete the transaction by the end of January 2015 and we are committed to seeing it through.

This morning we issued a press release to address a bench ruling by the Delaware Court of Chancery issued yesterday late afternoon. I’ve attached a copy of the press release to this email. In sum, the Court found that the nature of our pending transaction with Nabors required our Board of Directors to take additional steps in negotiating the transaction, and so the Court is now requiring us to solicit competing proposals from other potential buyers before we can close. Should the Court’s order stand, we will comply with it to the fullest extent. But, while we respect the Court’s process, we disagree entirely with its decision here and intend to appeal immediately.

This transaction is monumental and the accompanying complexities and hurdles are expected in such a game-changing transaction. While it is not uncommon to have bumps along the way as we accomplish such a feat, we remain committed as ever to seeing this transaction through. Our focus remains on maximizing shareholder value, and we will continue to take steps to ensure that we do so. We should all be very proud of what we’ve achieved and excited about what lies ahead.

As we continue to work towards closing this transaction, we will continue to communicate with you and keep you informed when and where we can, as appropriate. Any calls you receive from the media, should be directed to Danielle Foley (713-325-6090) or John Fitzpatrick (713-325-6082). Please do not answer any questions or give any commentary about this transaction to any member of the media.

I’m looking forward to closing the transaction and welcoming our new employees to the C&J family. Please stay positive, keep focused on the tasks at hand, and most of all, know you are all part of something great to come. Have a Happy Thanksgiving holiday and get ready for what will be an exciting and incredible year in 2015. Thank you for all of your hard work and dedication. We couldn’t do this without you.

Regards,

Josh

NEWS RELEASE Investor Contacts C&J Energy Services, Inc. investors@cjenergy.com (713) 260-9986

C&J Energy Services Issues Statement

HOUSTON, November 25, 2014 – C&J Energy Services, Inc. (“C&J” or the “Company”) (NYSE: CJES) today issued the following statement in response to a bench ruling late Monday, November 24, 2014, by the Delaware Chancery Court. The ruling requires the Company to solicit competing proposals from other potential buyers for a period of 30 days before it can close its proposed transaction with Nabors’ completion and production business. The manner in which the Company will be required to solicit competing proposals has not yet been established by the Court.

“While we respect the Court’s process, we disagree with the Vice Chancellor’s findings and decision today, including his conclusion that under the circumstances of this transaction the Board was obligated to solicit proposals to acquire the Company before executing the merger agreement, and we intend to immediately appeal to the Delaware Supreme Court on an expedited basis,” said Josh Comstock, Founder, Chairman and Chief Executive Officer of C&J Energy Services. “Our transaction with Nabors creates a diversified completion and production services provider and we believe it creates significant stockholder value. We remain committed to this transaction and focused on closing as soon as possible.”

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our strategic initiatives, we also provide specialty chemicals for completion and production services, including the fluids used in our hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”), has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement of C&J that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE S-4 (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the S-4 and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the S-4 and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Investor Contacts

C&J Energy Services, Inc.

investors@cjenergy.com

(713) 260-9986

SOURCE C&J Energy Services, Inc.

Media Contacts

Abernathy MacGregor

Tom Johnson or Luke Barrett – (212) 371-5999

Glen Orr — (713) 205-7770

Important Additional Information

In connection with the proposed transactions, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of C&J Energy Services, Inc. (“C&J”) that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to shareholders of C&J. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement, the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Red Lion and C&J with the SEC at the SEC’s website at www.sec.gov. You may also obtain copies of the documents filed by Red Lion with the SEC free of charge on Nabors Industries Ltd.’s (“Nabors”) website at www.nabors.com, and copies of the documents filed by C&J with the SEC are available free of charge on C&J’s website at www.cjenergy.com.

Participants in the Solicitation

Red Lion, C&J and Nabors and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about C&J’s directors and executive officers is available in C&J’s proxy statement dated April 10, 2014, for its 2014 annual meeting of shareholders. Information about Nabors’ directors and executive officers is available in Nabors’ proxy statement dated April 30, 2014, for its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from C&J and Nabors using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information above includes forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors’ actual results may differ materially from those indicated or implied by such forward-looking statements. The projections contained in this release reflect management’s estimates as of the date of the release. Nabors does not undertake to update these forward-looking statements.